PMU News Release #09-07 TSX, NYSE Amex Symbol PMU November 12, 2009

Pacific Rim Receives NYSE Amex Notification

Pacific Rim Mining Corp. (“Pacific Rim” or the “Company”) has received notice from the NYSE Amex LLC (“NYSE Amex” or the “Exchange”) that, based on their review of the Company’s fiscal 2010 first quarter results, the Company is not in compliance with Section 1003(a)(iii) of the Company Guide, having at July 31, 2009 stockholders’ equity of less than $6,000,000 while sustaining losses from continuing operations and net losses in its five most recent fiscal years.

In order to maintain listing of the Company’s common shares on the NYSE Amex, the Company must submit a plan to the Exchange by December 11, 2009 addressing how it intends to regain compliance with Section 1003(a)(iii) by May 11, 2011.

The Company will submit a plan (the “Plan”) before the deadline of December 11, 2009. If the Exchange accepts the Plan, then the Company may be able to continue its NYSE Amex listing during the Plan period, up to May 11, 2011, during which time the Company will be subject to periodic review to determine whether it is making progress consistent with the Plan. If the Company fails to submit a Plan acceptable to the Exchange, or even if accepted, if the Company is not in compliance with the continued listing standards at the end of the Plan period or the Company does not make progress consistent with the Plan during the period, then the Exchange may initiate delisting proceedings.

“We intend to do everything in our power to rectify our non-compliance issue and maintain our NYSE Amex listing”, states Tom Shrake, President and CEO of Pacific Rim. “Our current Exchange non-compliance is yet another damage the Company has suffered due to the failure of the Government of El Salvador to follow Salvadoran law and international law. Our U.S. subsidiary, which holds our El Salvador assets, has filed a claim against El Salvador under the Dominican Republic-Central America-United States Free Trade Agreement and under El Salvador’s Investment Law, and this claim remains pending. We continue to seek a resolution to the El Dorado permitting impasse and have been in regular communication with the Government of El Salvador over the past several months. We are hopeful that a resolution can be reached, and Technical Secretary Alex de Segovia of the newly-elected Funes administration has publicly stated the same. Upon resolution of the El Dorado permitting issue, the Company intends to become an environmentally cutting-edge, low-cost gold producer in El Salvador with significant exploration upside in its numerous high-grade epithermal systems along the Central American Mineral Belt.”

The Company’s common shares continue to trade on the NYSE Amex under the symbol “PMU” but will shortly become subject to the trading symbol extension “BC” to denote non-compliance with the Exchange’s continued listing standards. The Company’s common shares also continue to be listed on the Toronto Stock Exchange (“TSX”) in Canada under the symbol “PMU” and that listing is not expected to be affected by the NYSE Amex notification.

About the Company
Pacific Rim is an environmentally and socially responsible exploration company focused exclusively on high grade, environmentally clean gold deposits in the Americas. Pacific Rim’s primary asset and focus of its growth strategy is the high grade, vein-hosted El Dorado gold project in El Salvador. The Company owns several similar grassroots gold projects in El Salvador and is actively seeking additional assets elsewhere in the Americas that fit its project focus. All references to “Pacific Rim” or “the Company”

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com encompass the Canadian corporation, Pacific Rim Mining Corp, and its U.S. and Salvadoran subsidiaries, Pac Rim Cayman LLC, Pacific Rim El Salvador, S.A. de C.V., and Dorado Exploraciones, S.A. de C.V., inclusive.

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

To contact the Company about this news release call 604-689-1976 or 1-888-775-7097.

Forward-Looking Information
Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the submission of a Plan to regain compliance with NYSE Amex listing standards on or before the deadline for such submission; the acceptance of the Plan by the Exchange; the assessment by the Exchange that adequate progress is being made in achievement of the Plan; the ability of the Company to comply with NYSE Amex listing maintenance standards in the future; the ongoing listing of the Company on the Exchange; the outcome of any ongoing discussions with the Government of El Salvador, aimed at securing the necessary permits for the El Dorado project, in which the Company is involved; the outcome of the Company’s legal action against the Government of El Salvador; and the ability of the Company to attain its goal of becoming a low-cost gold producer in El Salvador. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking information. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements. Readers are urged to thoroughly review the Company’s Risks and Uncertainties as outlined in its 2009 Annual Report.

The TSX and the NYSE Amex have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com